Filed by Avid Technology, Inc. pursuant to Rule 425
under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 of the Securities Exchange
Act of 1934

Subject Company:  Pinnacle Systems, Inc.

Commission File No.:  000-24784

Avid-Pinnacle Transaction

Master Q&A

The Deal Rationale

1.              What did you announce today?

Avid and Pinnacle announced that they have entered into a definitive agreement for Avid to acquire Pinnacle in a cash and stock transaction.

2.              What are the financial terms of this transaction?

Under the terms of the definitive agreement, Avid plans to acquire Pinnacle in a cash and stock transaction.  Here are the specific details we can share at this time:

1.               Pinnacle shareholders will receive .0869 share of Avid stock and $1.00 in cash for each Pinnacle share.

2.               At closing, it is expected that Avid will issue approximately 6.2 million shares and pay $71.3 million in cash, for a total estimated value of $462 million, based on Avid’s stock price of $62.95 per share at market close on Friday, March 18, 2005.

3.               Upon completion of the transaction, the 6.2 million shares to be issued to Pinnacle’s former shareholders will represent approximately 15% of Avid’s outstanding common stock.

4.               The purchase price represents a 30% premium over Pinnacle’s stock price of $4.97 on March 18, 2005.

5.               Assuming the transaction closes on July 1, 2005, Avid expects the acquisition, excluding acquisition-related charges, to be dilutive to its pro-forma earnings per share in the third quarter and accretive in the fourth quarter, resulting in full-year 2005 pro forma earnings per share of approximately $2.70 per diluted share.

6.               In 2006, Avid expects the transaction to be approximately 10 cents accretive, resulting in pro forma earnings per share of approximately $3.20 per diluted share.

7.               After payment of the cash portion of the purchase price, Avid expects its cash position to be $280-$300 million at the end of 2005.

8.               The acquisition is subject to satisfying a number of closing conditions, including shareholder and regulatory approval, and is expected to close in the second or third quarter of 2005.

3.              Why Pinnacle?

Pinnacle’s professional products – which include the MediaStream broadcast playout server and Deko on-air graphics system – will enhance Avid’s end-to-end broadcast production pipeline, which has helped Avid to become a global leader in that industry. At the same time, Pinnacle’s consumer video business – which to date has shipped more than 10 million units – will form the basis for a new consumer video division at Avid, providing the company with an immediate avenue into that segment.

4.              Why now?

Avid considers acquisitions where they complement its existing businesses, fit the company’s strategic vision, and are economically practical relative to the company’s overall financial health.  Based on these and other factors, Avid and Pinnacle have entered into a definitive agreement for Avid to acquire Pinnacle at this time.

Pinnacle believes that this transaction creates significant value for its shareholders and provides excellent opportunities for continued growth for the combined company.

5.              What will the combined company look like?

At this time Avid is not able to comment on the specifics of the combined company beyond the statements that we made in the joint press release and conference call of March 21.

6.              Will there be layoffs?

At this time Avid is not able to comment on the specifics of the combined company beyond the statements in the joint press release and conference call of March 21.

7.              How does Avid plan to achieve savings by “reducing public company expenses” and “combining infrastructure functions” – as stated in the press release?

At this time Avid is not able to comment on the specifics of the combined company beyond the statements in the joint press release and conference call of March 21.

8.              When will Avid be able to provide more details about the acquisition?

The definitive agreement for the transaction, was filed with the SEC on March 21, 2005 and we expect to file a Form S-4 registration statement, containing additional information about both companies and the transaction, sometime in April.  As the transaction progresses, and additional information is contained in various SEC filings, Avid will be able to share more details about the acquisition.

9.              What are the opportunities associated with the acquisition?

Once the acquisition is completed, it will present a unique strategic opportunity for Avid to offer significant benefits to a wider range of content creators.  For example, when the transaction has closed, Avid will:

•                  Offer a full range of best-of-breed digital media solutions for professionals and consumers, ranging from home video and audio editing applications to the most advanced content creation products for enterprise customers in the film, video, television, broadcast, audio, and computer graphics industries.

•                  Enhance its end-to-end broadcast production pipeline and global leadership position in that industry with key products like the Deko on-air graphics system and the MediaStream playout server.

•                  Establish an immediate presence in the consumer video business – which complements Avid’s 2004 acquisition of M-Audio, where the company expanded into the consumer end of the audio business.

10.       Will Avid be able to pursue new opportunities as a result of the acquisition?

Once the acquisition is completed, Avid will be in a position to pursue a range of professional and consumer content creation opportunities that other companies, like Sony and Apple – just to name a few – currently pursue.

11.       Avid is a true leader in the broadcast and professional services space.  What products/opportunities does Pinnacle offer in this space?

Once the acquisition is completed, Avid will be able to provide a richer set of offerings to broadcasters who are transitioning from analog to all-digital production.  For example, Avid’s global sales teams will be able to present a broader portfolio of products – including Pinnacle’s MediaStream broadcast playout server and Deko on-air graphics system – to existing customers and prospects.

12.       Do Avid’s broadcast products currently work with Pinnacle’s broadcast products?

Avid’s current broadcast product line – which includes solutions for ingest, editing, storage, media asset management, and playout – is built on a framework of open standards that offer integration with a range of third-party products, including certain systems from Pinnacle. For example, Avid’s iNEWS system integrates with Pinnacle’s Deko on-air graphics system, to help provide tight automated control of newsroom content.

13.       How will Avid improve the way its broadcast products work with Pinnacle’s broadcast products in the future?

Avid expects to leverage its tradition of innovation to achieve better integration with Pinnacle products after the acquisition is completed, but at this time we’re not able to talk about the specifics of that integration.

14.       Can you provide a list of some customers who currently use both Avid and Pinnacle broadcast solutions?

Both CNN and TVB are two good examples of large broadcasters, one in the US and one in Asia, that currently use products from both Avid and Pinnacle.

15.       Which of Pinnacle’s key customers are not currently also doing business with either of Avid’s two main divisions?

Pinnacle has a large installed base of customers.  It is only natural that there will be cross selling opportunities in the future.  However, until the acquisition is complete, we cannot pursue these opportunities.

16.       Does this acquisition signal a shift in focus for Avid - away from professional postproduction toward more consumer-focused products?

This acquisition does not signal a shift in focus away from professional postproduction toward consumer products.  While adding Pinnacle to the Avid family will help Avid to establish an immediate presence in the consumer video business, it will also enable Avid to enhance the end-to-end pipeline of solutions it offers to broadcasters.  As a result, the acquisition will enable Avid to offer a full range of digital nonlinear content creation products – for both broadcast and postproduction professionals, as well as video and audio consumers.

17.       Why does this transaction make strategic sense today?  In the future?

The transaction makes strategic sense because Pinnacle’s products will enable Avid to enhance its broadcast business and establish an immediate presence in the consumer video business.  For Avid, this is an opportunity to offer a full range of best-of-breed digital media solutions for professionals and consumers.

Pinnacle believes that this transaction creates significant value for its shareholders and provides excellent opportunities for continued growth for the combined company.

18.       How does this transaction address challenges or opportunities in the underlying core businesses of Avid?

By acquiring Pinnacle’s consumer video business, Avid will be able to tap into the next generation of video editors while they are still learning their craft.  Of the millions of customers who use Pinnacle’s consumer products – such as Pinnacle Studio – not all will move up to Avid’s professional solutions.  But most professional editors in the future will have their first experience with nonlinear editing at an early stage, often in their teens.  This creates a very large potential customer base for Avid’s future.  This is analogous to our strategy behind our acquisition of M-Audio.

Likewise, in broadcast, Pinnacle’s products provide Avid with more options to sell to our current broadcast customer base, and will allow us to tap into Pinnacle’s customer base as well.

19.       Is this transaction intended to help Avid compete against Apple in the consumer space?

Just as companies like Apple and Sony offer content-creation solutions to both professionals and consumers, Avid will also be able to provide an array of products and services to both professionals and consumers following the close of the transaction.

20.       What specific synergies do you expect to achieve and what assumptions have been made in regard to the amount and timing of those synergies?

At this time we are not able to comment on the specifics of synergies other than what is stated in the press release and conference call of March 21, 2005. As we mentioned, Avid expects, that as a result of this acquisition, it will derive savings from a number of sources, including reducing public company expenses, combining infrastructure functions where appropriate, and providing global sales teams with a broader portfolio of product offerings.

21.       What has your experience/track record been in terms of successfully integrating acquired companies?  Have you ever acquired a public company of this size?

Avid has a long history of successfully acquiring companies of all different sizes and integrating those businesses into the Avid family.  Some of those businesses include Digidesign, Softimage, iNews, Pluto Technologies, Rocket Network, Bomb Factory Digital, NXN Software, and M-Audio. This proposed acquisition of Pinnacle Systems would fall on the larger end of the scale relative to the other companies Avid has acquired in the past.

The Transaction

22.       Who were Avid’s financial and legal advisors for the transaction?

Piper Jaffray & Co. is serving as Avid’s financial advisor for the transaction; and Wilmer Cutler Pickering Hale and Dorr LLP is serving as Avid’s outside legal counsel for the transaction.

23.       Who were Pinnacle’s financial and legal advisors for the transaction?

Lazard Frères & Co. LLC is serving as Pinnacle’s financial advisor for the transaction; and DLA Piper Rudnick Gray Cary US LLP is serving as Pinnacle’s outside legal counsel for the transaction.

24.       Did the parties receive fairness opinions?

Yes, the financial advisors for both Avid and Pinnacle provided fairness opinions on the proposed transaction.

25.       What are the material conditions of the transaction?

At this time we are not able to comment on the specifics of the transaction beyond the statements in the joint press release and conference call of March 21.

26.       How was the exchange ratio determined?

At this time we are not able to comment on the specifics of the transaction beyond the statements in the joint press release and conference call of March 21.

27.       What are the elements in place to ensure that the deal will go through?

At this time we are not able to comment on the specifics of the transaction beyond the statements in the joint press release and conference call of March 21.

28.       Do you expect any competing proposals?

We cannot speculate on what other companies might do in response to this proposed acquisition.

29.       Are there any breakup fees?

At this time we are not able to comment on the specifics of the transaction beyond the statements in the joint press release and conference call of March 21.

30.       What is the timetable for the transaction?

The acquisition is subject to satisfying a number of closing conditions, including shareholder and regulatory approval, and is expected to close in the second or third quarter of 2005.

31.       Do you expect any antitrust or regulatory issues?

Avid and Pinnacle expect to obtain all necessary antitrust and regulatory approvals to complete the acquisition.

32.       How did this transaction come about? Who approached whom?

At this time we are not able to comment on the specifics of the transaction beyond the statements in the joint press release and conference call of March 21.

33.       How many employees does Pinnacle have?

Pinnacle has approximately 650 employees worldwide.

Pricing and Valuation

34.       Will this transaction be dilutive or accretive to earnings?

Assuming a closing date of July 1, 2005, Avid expects the transaction, excluding acquisition-related charges, to be dilutive to its pro-forma earnings per share in the third quarter and accretive in the fourth quarter, resulting in full-year 2005 pro forma earnings per share of approximately $2.70 per diluted share. In 2006, Avid expects the transaction to be approximately 10 cents accretive, resulting in pro forma earnings per share of approximately $3.20 per diluted share. After payment of the cash portion of the purchase price, Avid expects its cash position to be $280-$300 million at the end of 2005.

35.       Can you walk me through the valuation of this transaction?

At closing, Pinnacle shareholders will receive .0869 share of Avid stock and $1.00 in cash for each Pinnacle share.  It is expected that Avid will issue approximately 6.2 million shares and pay $71.3 million in cash, for a total value estimated at $462 million, based on Avid’s stock price of $62.95 per share at market close on Friday, March 18, 2005.  Upon completion of the transaction, the 6.2 million shares to be issued to Pinnacle’s former shareholders will represent approximately 15% of Avid’s outstanding common stock. The purchase price represents a 30% premium over Pinnacle’s closing stock price of $4.97 on March 18, 2005.

36.       Given the state of Pinnacle’s financials (declining sales growth, net loss, etc.), how do you justify the premium that you are paying?

Avid believes that the purchase price – which represents a 30% premium over Pinnacle’s closing stock price of $4.97 on March 18, 2005 – is fair based on the unique strategic opportunity that Avid expects to realize after completing this acquisition.  We believe that, by leveraging our strength in broadcast, we will be able to improve Pinnacle’s performance in that area.  Pinnacle’s consumer business is currently profitable, and we expect that to continue in the future.

37.       Will the transaction be taxable to Pinnacle shareholders?

The parties expect that the transaction will qualify as a tax-free reorganization with respect to the Avid shares issued to Pinnacle’s former shareholders.

Management and Governance

NOTE: In most cases, we will not be in a position to answer questions about management and governance (see examples below) as they pertain to the combined company post-closing.  The response for all questions of this nature is:

At this time, we’re not able to comment on the specifics of the combined company beyond the statements that we made in the press release and conference call of March 21.

Examples would include:

•                  Will any members of Pinnacle’s executive management team be joining Avid?  If so, who?

•                  Which members of Pinnacle senior management have employment agreements?  What are the terms of these agreements?

•                  Who will be running Avid’s consumer video division?

•                  Will Pinnacle’s founder and COO be joining Avid following the acquisition?

•                  What position, if any, will Pinnacle’s CFO have once the company is acquired?

•                  Can you comment on the severance packages associated with Pinnacle’s executive management team?

Integration Strategy – Post-Transaction

NOTE: We will not be in a position to answer questions about integration strategy post-closing. The response for all questions of this nature is:

At this time, we’re not able to comment on the post-closing integration beyond the statements that we made in the press release and conference call of March 21.

38.       Pinnacle was in the middle of a restructuring and in the process of disposing non-core assets.  Are there any divisions within Pinnacle that you would consider non-core?  If so, which divisions do you plan to dispose of going forward?

At this time, we’re not able to comment on the post-closing integration beyond the statements in the press release and conference call of March 21.

39.       What plans are being made for Pinnacle’s Mountain View headquarters?

At this time, we’re not able to comment on the post-closing integration beyond the statements in the press release and conference call of March 21.

40.       Has the M-Audio acquisition been fully integrated?  If not, when do you expect to complete the integration?

Since completing the acquisition of M-Audio in August of 2004, both Digidesign and M-Audio have begun tapping their respective areas of expertise and working to develop an even more complete set of creative tools as customer and market demands evolve over time.  In many ways, however, M-Audio and Digidesign have continued to conduct business the same way they did before the acquisition.  Digidesign has continued to focus in the professional audio space, including the expansion it has targeted in the mixing and live sound markets, while M-Audio has focused on extending its reach to an even wider consumer base.

41.       Do M-Audio and Digidesign now have integrated products that work together?

M-Audio and Digidesign do not currently offer integrated products, as each company continues to focus on its core business strengths. Working alongside each other, M-Audio and Digidesign have put Avid in a position to reach an increasingly broad spectrum of audio customers – from music hobbyists with simple home studios to facility owners, recording artists, audio engineers, and film sound professionals.

42.       Will Pinnacle operate as a separate division of Avid?

Following the closing, it is expected that Pinnacle’s consumer video business will form the basis for a new consumer video division at Avid. Avid expects to integrate Pinnacle’s award-winning professional products – such as the MediaStream broadcast playout server and the Deko on-air graphics system – into Avid’s end-to-end broadcast production pipeline of product offerings.

43.       What provisions have you undertaken to ensure a smooth integration particularly as it relates to internal controls between the two companies?

At this time, we’re not able to comment on integration beyond the statements in the press release and conference call of March 21.

Business Model and Growth Strategy-Post Transaction

44.       What will be your key areas of focus going forward?

Once the acquisition is complete, Avid expects to offer a full range of best-of-breed digital media solutions for professionals and consumers, ranging from home video and audio editing applications to the most advanced content creation products for enterprise customers in the film, video, television, broadcast, audio, and computer graphics industries.

45.       By entering into the consumer space, aren’t you running the risk of diluting your core business - broadcast and professional services?

While adding Pinnacle to the Avid family helps Avid to establish an immediate presence in the consumer video business, the move will also enable Avid to enhance its end-to-end broadcast production pipeline and global leadership position in that industry.  The expected result is that Avid will offer a more robust range of digital nonlinear content creation products for both professionals and consumers.

46.       What expertise and success have you had in running consumer?

Both Avid and Pinnacle have experience in the consumer business.  Prior to announcing this acquisition, Avid’s Digidesign division has had solid success in the home studio segment.  In August of 2004, Avid expanded its presence in the consumer audio business through its acquisition of M-Audio.  The addition of Pinnacle to the Avid family provides Avid with an immediate presence in the consumer video business and, as a result, will round out the range of video and audio content creation products Avid will be able to offer to customers.

47.       Does this acquisition complement the recent M-Audio transaction?  If so, how?

Following the closing, Pinnacle’s consumer video business – which to date has shipped more than 10 million units – will form the basis for a new consumer video division at Avid, providing the company with an immediate avenue into that segment. This plan complements Avid’s recent entry into the consumer audio business through its acquisition of M-Audio in August of 2004.

48.       What initiatives will you undertake to further penetrate the consumer market?  Future acquisitions?  Organic growth?

At this time, we’re not able to comment on future initiatives beyond the statements in the press release and conference call of March 21.

49.       How does this acquisition change your international footprint?

Both Avid and Pinnacle are global organizations with operations in a range of countries and geographies across the world.  Once the acquisition is completed, Avid expects to be able to maintain its global reach by fully leveraging the geographic infrastructures of the combined company.

50.       What are your international opportunities?  What markets currently offer the most attractive growth potential for the consumer divisions?  Broadcast and professional services?

At this time, we’re not able to comment on future opportunities beyond the statements in the press release and conference call of March 21.

51.       Do you plan to rebrand any of Pinnacle’s key products?

At this time, we’re not able to comment on branding for either company.

52.       How does Pinnacle’s pricing in the business division compare to Avid’s?

Until the acquisition is complete, Avid and Pinnacle remain competitors, and we’re not able to comment on pricing for either company.

Customer Questions

53.       How will we benefit from this transaction?

Once the acquisition is complete, Avid expects customers to see a number of benefits. In broadcast, professional broadcasters continue to look for more efficient ways to work, and with the addition of Pinnacle, Avid expects to enhance the family of broadcast solutions and capabilities it offers to customers.  In the consumer segment, customers will be able to choose solutions from Avid, the company that pioneered the industry of digital nonlinear editing. Once the acquisition is complete, customers who use Avid and Pinnacle will benefit from knowing that, going forward, their solutions will be road-mapped, designed, engineered, and supported by a team that includes some of the industry’s most talented scientists, engineers and product designers.

54.       When can we expect to see a true bundling of products and services from the acquisition?

Until the acquisition is complete, we’re not able to comment on future products and services for either company.

55.       I have sales reps at both Pinnacle and Avid, who will be my contact going forward?

Until the acquisition is complete, we’re not able to comment on future contacts for either company. While the transaction is still pending, both Avid and Pinnacle will maintain the same internal and external contacts as they had prior to the acquisition announcement.

56.       Who should I contact if I have any questions?

While the transaction is still pending, both Avid and Pinnacle will maintain the same internal and external contacts as they had prior to the acquisition announcement.

57.       What initiatives are you undertaking to ensure a smooth transition for customers?

Until the acquisition is complete, we’re not able to comment on transition initiatives for either company.

58.       What initiatives have you put in place to ensure that there is no confusion among your existing business and professional service clients?

Until the acquisition is complete, we’re not able to comment on transition initiatives for either company.

59.       For how long will you continue to provide support for Pinnacle products?

Until the acquisition is complete, we’re not able to comment on future product plans for either company.

60.       Will I be required to swap out my Pinnacle products for Avid products?  If so, how much will that cost?

Until the acquisition is complete, we’re not able to comment on future product plans for either company.

Questions from Avid Employees

NOTE: We will not be in a position to answer employee questions about things that relate to the acquisition post-closing – other than the information shared in this document. The response for all questions of this nature is:

At this time, we’re not able to comment on the organization of the combined company beyond the statements that we made in the press release and conference call of March 21. However, we are excited about the future opportunities that this proposed acquisition presents for Avid.  We are committed to providing you with more information as soon as it becomes available – and in the meantime, it’s “business as usual,” so everyone should continue working as they have in the past.

61.       How should we field questions from external constituents?

As we enter the transitional period between the signing of the agreement and the closing, it’s important to keep in mind that a deal of this nature will generate quite a bit of discussion among members of the press, investors, customers, resellers, prospects, etc.  The fact that NAB will fall right in the middle of this time frame will only heighten the level of interest in the proposed acquisition – and our need to be extremely disciplined in how we handle communications around it.

Because both Avid and Pinnacle are publicly traded companies – and the projected closing is scheduled for the second or third quarter of 2005 – there is only a limited amount of information that can be provided to vendors at this time.  With that in mind, this Q&A is designed to create the boundaries of what designated spokespeople can share with external constituents.

If you are not a designated spokesperson for this transaction, and you receive inquiries from customers, resellers, prospects, media or investors – please decline to comment until the transaction is complete and refer the person to the appropriate spokesperson within your company.

62.       Does this alter the 2005 strategy you explained to us earlier this year?

No.  This acquisition is consistent with the strategy Avid has had in place since 2000.

Questions from Pinnacle Employees

NOTE: We will not be in a position to answer employee questions about things that relate to the acquisition post-closing – other than the information shared in this document. The response for all questions of this nature is:

At this time, we’re not able to comment on the organization of the combined company beyond the statements that we made in the press release and conference call of March 21. However, we are excited about the future opportunities that this proposed acquisition presents for Pinnacle.  We are committed to providing you with more information as soon as it becomes available – and in the meantime, it’s “business as usual,” so everyone should continue working as they have in the past.

Sales Manager Questions

63.       How will our sales organization be impacted? Will there be a reorganization as a result of the acquisition?

Until the acquisition is complete, we’re not able to comment on the organization of the combined company.

64.       What resources are available to help us talk with our customers?

Because both Alps and Peak are publicly traded companies – and the projected closing is scheduled for the second or third quarter of 2005 – there is only a limited amount of information that can be provided to customers at this time.  With that in mind, this Q&A is designed to create the boundaries of what designated sales spokespeople can share with customers.

65.       What if I can’t answer a customer question - who do I call to get the answer?

If you are unable to answer a question you receive from a customer, it’s very important that you do not speculate on what the answer “may” be.  Avid sales representatives who are unable to answer questions should contact Adam Taylor, vice president of Worldwide Sales, Support and Service.

66.       How do I handle media inquiries?

All media inquires should be forwarded to designated press spokespeople for both companies. Avid media inquires should be forwarded to Carter Holland, Director of Corporate Communications for Avid.

67.       Will we offer Pinnacle products to our current and new customers?

Until the acquisition is complete, we’re not able to comment on future product plans for either company.

68.       Will I and my sales team be given training on Pinnacle products?

Until the acquisition is complete, we’re not able to comment on training opportunities for either company.

Vendor Questions

69.       Will there be any sort of reorganization as a result of the acquisition?

Until the acquisition is complete, we’re not able to comment on the organizational structure for either company.

70.       What resources are available to help us talk with our vendors?

Because both Avid and Pinnacle are publicly traded companies – and the projected closing is scheduled for the second or third quarter of 2005 at the earliest – there is only a limited amount of information that can be provided to vendors at this time.  With that in mind, this Q&A is designed to create the boundaries of what designated spokespeople can share with vendors.

71.       Who should vendors submit future invoices to?

While the transaction is still pending, both Avid and Pinnacle vendors will maintain the same internal and external contacts as they had prior to the acquisition announcement.

72.       Will you be consolidating vendor relationships as a result of this transaction?

Until the acquisition is complete, we’re not able to comment on the future of vendor relationships for either company.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Avid Technology, Inc. plans to file with the SEC a Registration Statement on Form S 4 in connection with the proposed transaction, and Avid and Pinnacle Systems, Inc. plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Avid, Pinnacle, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Avid and Pinnacle through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Avid by contacting Dean Ridlon, Investor Relations Director for Avid at telephone number 978.640.5309, or from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding Avid’s directors and executive officers is contained in Avid’s Form 10-K for the year ended December 31, 2004 and its proxy statement dated April 16, 2004, which are filed with the SEC and available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers is contained in Pinnacle’s Form 10-K for the year ended June 30, 2004 and its proxy statement dated September 30, 2004, which are filed with the SEC and available free of charge as indicated above. The interests of Avid’s and Pinnacle’s respective directors and executive officers in the solicitations with respect to the transactions in particular will be more specifically set forth in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which will be available free of charge as indicated above.

Some statements in this document may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to:  (i) the possibility that the transaction will not close or that the closing will be delayed due to antitrust regulatory review or other factors, (ii) the challenges and costs of assimilating the operations and personnel of Pinnacle; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) reaction of customers of Pinnacle and Avid and related risks of maintaining pre-existing relationships of Pinnacle; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions, particularly in the content-creation industry; and (viii)  other one-time events and other important factors disclosed previously and from time to time in Avid’s and Pinnacle’s filings with the SEC and to be more specifically set forth in the Joint Proxy Statement/Prospectus to be filed by Avid and Pinnacle with the SEC. Avid and Pinnacle disclaim any obligation to update any forward-looking statements after the date of this document.